UNITED STATES
                             SECURITIES AND EXCHANGE COMMISSION
                                  Washington, D.C. 20549

                                      SCHEDULE 13D

                         Under the Securities Exchange Act of 1934
                                 (Amendment No. ______)*

                                RAND CAPITAL CORPORATION

          _________________________________________________________________
                                    (Name of Issuer)

                         Common Stock, par value $.10 per share

          _________________________________________________________________
                             (Title of Class of Securities

                                         752185
                               ____________________________
                                     (CUSIP Number)

                                   Willis S. McLeese
                               45 St. Clair Avenue, West
                                Toronto, Ontario M4V 1K9
                                    (416) 923-9166
          _________________________________________________________________
                    (Name, Address and Telephone Number of Person
                   Authorized to Receive Notices and Communications)

                                  November 18, 1996
                               _______________________
                        (Date of Event which Requires Filing
                                  of this Statement)


                    If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box __.

                    Check the following box if a fee is being paid with the statement __. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

                    Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                    *The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

                    The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                    SCHEDULE 13D
          CUSIP No. 752185                             Page 2 of 6 Pages

          1.   Name of Reporting Person
               SS or IRS Identification No. of above person

                   Colmac Holdings Limited
                   ###-##-####

          2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a)___
                                                                   (b)___

          3.   SEC USE ONLY

          4.   SOURCE OF FUNDS*
                   PF

          5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEMS 2(d) or 2(e)                        ____

          6.   CITIZENSHIP OR PLACE OF ORGANIZATION
                  Ontario, Canada

               NUMBER OF SHARES    7.   SOLE VOTING POWER
               BENEFICIALLY OWNED       -0-
               BY EACH REPORTING
               PERSON WITH         8.   SHARED VOTING POWER
                                         400,000

                                   9.   SOLE DISPOSITIVE POWER
                                        -0-

                                   10.  SHARED DISPOSITIVE POWER
                                         400,000

          11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  400,000


          12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                        ____

          13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  7.4%


          14.  TYPE OF REPORTING PERSON*
                  CO
                         *SEE INSTRUCTIONS BEFORE FILLING OUT!
                          INCLUDE BOTH SIDES OF THE COVER PAGE,
                               RESPONSES TO ITEMS 1-7
                      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE
                                SIGNATURE ATTESTATION

          ITEM 1.   SECURITY AND ISSUER.

                    This statement relates to the common stock, par value $.10 per share ("Common Stock"), of Rand Capital Corporation, a New York corporation (the "Company"). The offices of the Company are located at 2200 Rand Building, Buffalo, New York 14203.


          ITEM 2.   IDENTITY AND BACKGROUND.

                    (a) This statement is filed by Colmac Holdings Limited. ("Colmac").

                    (b) The address of Colmac is 45 St. Clair Avenue, West, Suite 902, Toronto, Ontario, Canada M4V 1K9.

                    (c) Colmac is in the business of developing, owning and operating cogeneration and alternative energy, electric power generating plants.

                    The principal owner of Colmac is Willis S. McLeese, who is a Director of the Company. Willis McLeese's principal occupation is acting as the President, Chairman of the Board and chief executive officer of Colmac. Willis McLeese's business address is the same as that of Colmac.

                    Colmac has one other Director and executive officer, Mr. Robert S. McLeese, who is its Treasurer and Secretary.
          Robert McLeese's principal occupation is acting as the President of Access Capital Corp. ("Access"), a corporation whose principal business is to provide advice to developers, lenders, purchasers and sellers of independent power projects. Access offers a complete package of financial services and assists in negotiating financing. Robert S. McLeese's business address is One University Avenue, Suite 601, Toronto, Ontario M5J 2P1.

                    (d)  During the past five years, none of Colmac, Willis
          S. McLeese, or Robert S. McLeese has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                    (e)  During the past five years, none of Colmac, Willis
          S. McLeese, or Robert S. McLeese has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such laws.

                    (e) Colmac is organized under the laws of Ontario, Canada. Willis S. McLeese and Robert S. McLeese are each citizens of Canada.


          ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                    Colmac purchased 100,000 shares of Common Stock on January 16, 1997 for $155,000 of its own funds. Prior to the transaction, Colmac owned 300,000 shares of Common Stock.


          ITEM 4.   PURPOSE OF TRANSACTION.

                    The acquisitions by Colmac of shares of Common Stock of the Company were made for investment purposes. Colmac will continually evaluate the business, financial condition, and prospects of the Company, market price of the Common Stock, return on its investment, alternative investments, and conditions in the economy with a view toward determining whether to hold, decrease, or increase its investment in shares of Common Stock. From time to time, based upon such evaluation, Colmac may sell all or a portion of its shares of Common Stock, or may purchase additional shares of Common Stock, at varying prices in the open market, in privately negotiated transactions, and/or in other transactions.

                    Colmac has not made any plans or proposals which relate to or would result in: (i) an extraordinary corporate transaction, such as a merger, reorganization, or liquidation involving the Company; (ii) a sale or transfer of a material amount of assets of the Company; (iii) any change in the present Board of Directors of the Company, including any plans or proposals to change the number of or term of Directors or to fill any existing vacancies on the Board; (iv) any material change in the Company's business or corporate structure including, but not limited to, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940; (v) changes in the Company's charter, by-laws, or instruments corresponding thereto or actions which may impede the acquisition of control of the Company by any person; (vi) causing a class of securities of the Company to be delisted from a national securities association or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (vii) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (viii) any action similar to any of those enumerated above.


          ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

                    (a) Colmac owns beneficially, and has the power to vote and dispose of, 400,000 shares or approximately 7.4% of the outstanding Common Stock of the Company. Because Willis S. McLeese has the power to direct the voting and disposition of the shares owned by Colmac, he may be deemed to have shared voting and dispositive power with respect to such shares. The calculation of the percentage of outstanding Common Stock set forth herein is based upon 5,399,514 shares of Common Stock outstanding as of January 16, 1997.

                    (b) As the principal owner and chief executive officer of Colmac, Willis S. McLeese has the power to direct the voting and disposition of the shares of Common Stock owned by Colmac and may be deemed to be the beneficial owner of them.

                    (c) During the period from 11/18/96 to 1/16/97, the Company had outstanding 4,225,477 shares of Common Stock. During that period, Colmac made open market purchases of Common Stock, using its own funds, as follows:



          Date of        Shares         Price per      Shares Owned
          Purchase       Purchased      Share          After Purchase
          ---------      -----------    ----------     --------------
          11/18/96       76,000         $1.50          276,000
          11/26/66       15,000         $1.50          291,000
          12/03/96        2,000         $1.50          293,000
          12/11/96        7,000         $1.50          300,000

                    On January 16, 1997, the Company sold 1,174,037 shares of Common Stock at $1.55 per share in a private offering, of which Colmac purchased 100,000. Accordingly, on January 16, 1997, there were 5,399,514 shares of Common Stock outstanding, of which 400,000 or 7.4% were owned by Colmac.


          ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
                    RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                    Pursuant to the terms of the private offering described in 5(c) above, the Company agreed to file a registration statement with the Securities and Exchange Commission under the Securities Act of 1933 to register the offer and sale by the purchasers in the private offering of as many of the shares purchased as the individual purchasers may wishes to sell in a delayed or continuous offering of such shares to the public. There are no other contracts, arrangements, understandings, agreements, or relationships (legal or otherwise) among Colmac and any person with respect to securities of the Company.


          ITEM 7.   MATERIAL FILED AS EXHIBITS.

                    None.


                                      SIGNATURES

               After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete, and correct.


          Date:     February 5, 1997         COLMAC HOLDINGS LIMITED

                                             By:S/ WILLIS S. MCLEESE
                                             Willis S. McLeese, President



               Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations.